UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to Prospectus Supplement

On January 29, 2025, Genius Group Limited (the “Company”) has filed an amendment to the Prospectus Supplement for its rights offering, filed on January 21, 2025 with the following minor changes

●	Wording on page S-3, S-15, S-17 S-21 and S-22 amended to be consistent with the Subscription Price to exercise each right being fixed at $0.50 per whole ordinary share.

●	Wording on page S-3, S-8 and S-18 amended to be consistent with the Basic Subscription Privilege entitlement being one right per one ordinary share held at the record date and that proration is not applicable to the basic subscription.

●	Wording on page 1, S-6, S-15 and S-18 amended to be consistent with the transferability of the subscription rights to confirm the rights are transferable.

●	Wording on page 1, S-2, S-3, S-9, S-17 and S-19 amended to be consistent with the number of shares outstanding on the record date as 75,299,386 with net proceeds from the offering to be $34.8 million. The resulting impact is reflected on the dilution section on the page number S-17.

The amended Prospectus Supplement is attached as exhibit to this filing.

Exhibit Index

Exhibit

99.1	Genius Group amended Prospectus Supplement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: January 29, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)